Exhibit 99.1

Tricap Acquires Shares Purchase Warrants of Flagship Energy Inc.

CALGARY, ALBERTA, October 2, 2007 - Tricap Partners Ltd. ("Tricap") announces that it has acquired 4,000,000 share purchase warrants (the "Warrants") of Flagship Energy Inc. (TSX Venture Exchange, Symbol "FG.A") (the "Corporation") in connection with a secured development bridge credit facility provided by Tricap to the Corporation.  Each Warrant is exercisable for one Class A share of the Corporation at an exercise price of $0.32 per Class A share, with an expiry date of March 21, 2009.  With this acquisition, Tricap now holds 4,000,000 Warrants, and if Tricap were to exercise the Warrants, would hold Class A shares representing 11.23% of the aggregate issued and outstanding Class A shares of the Corporation.

Tricap has acquired the Warrants for investment purposes only.

For additional information, or for a copy of the early warning report filed in respect of the above transaction, please contact:

Jim Reid
Tricap Partners Ltd.
Suite 1700, 335-8th Avenue SW
Calgary Alberta T2P 1C9
tel:           (403) 770-7215

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

Tricap Partners Ltd. was established by Brookfield Asset Management to provide a source of patient, long-term capital and strategic assistance to mid-market companies based in North America.  With strong industry and financial management expertise, Tricap is well positioned to assist companies in building value over the long term.

NOTE: This press release contains forward-looking information and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “will” and “expected” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Although Tricap believes that the anticipated actions expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual outcome to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions; the behaviour of financial markets including fluctuations in interest and exchange rates. We caution that the foregoing list of important factors that may affect future results is not exhaustive.  The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.